EXHIBIT NO. 1: Press release, dated October 27, 2009, announcing third quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX REPORTS THIRD QUARTER 2009 RESULTS

MONTERREY, MEXICO, October 27, 2009 - CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that consolidated net sales in the three months that ended on September 30, 2009, decreased to US$4.2 billion versus US$5.8 billion in the comparable period in 2008, representing a decrease of 27%, or a decrease of 19% when adjusting for the exclusion of our Venezuelan operations, the sale of our assets in the Canary Islands, and currency fluctuations. On a sequential basis, consolidated net sales for the third quarter of 2009 increased close to 1% compared with the second quarter of 2009. EBITDA decreased 38% in the third quarter of 2009 to US$806 million from US$1.3 billion in the same period of 2008, or 30% when adjusting for the exclusion of above mentioned assets and currency fluctuations. EBITDA, on a sequential basis, declined 1% in the third quarter of 2009 compared to the second quarter of 2009.

CEMEX's Consolidated Third Quarter Financial and Operational Highlights

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Lower sales in the quarter were primarily attributable to lower volumes, mainly from our U.S. and Spanish operations, as well as the exclusion of our Venezuelan operations, and the sale of our assets in the Canary Islands.

●	Third quarter sales on a sequential, quarter-to-quarter basis, increased close to 1%, with a 1% decline in EBITDA, when compared with the second quarter of 2009.

●	The infrastructure sector was the main driver of demand in most of the markets we serve despite the fact that we have not yet seen the positive impact of stimulus packages around the world.

●	Free cash flow after maintenance capital expenditures for the quarter was US$260 million.

Hector Medina, Executive Vice President of Finance and Legal, said, "Despite the continuing effects of the global economic slowdown, we are encouraged by the quarter to quarter stability exhibited by our results. Leading indicators in several of our markets are showing signs of improvement, and we have made important steps towards regaining our financial flexibility. With the successful completion of our refinancing this quarter, we now have a solid foundation for continued profitable growth. We will further enhance our position in the coming months by continuing to pay down our debt through capital expenditure reductions and cost-reduction and rightsizing initiatives."

Consolidated Corporate Results

Majority net income was a gain of US$121 million in the third quarter of 2009 versus a gain of US$200 million in the third quarter of 2008 due to lower operating income.

Net debt at the end of the third quarter was US$17.1 billion, representing a decrease of US$1.2 billion during the quarter.

Geographical Markets Third Quarter Highlights

Net sales in our operations in Mexico decreased 27% in the third quarter of 2009 to US$761 million, compared with US$1 billion in the third quarter of 2008. EBITDA decreased 28% to US$294 million versus the same period of last year.

CEMEX's operations in the United States reported net sales of US$751 million in the third quarter of 2009, down 38% from the same period in 2008. EBITDA decreased 74% to US$45 million, from US$176 million in the third quarter of 2008.

In Spain, net sales for the quarter were US$217 million, down 41% from the third quarter of 2008, while EBITDA decreased 42% to US$70 million.

Our operations in the United Kingdom experienced a 26% decline in net sales, to US$330 million, when compared with the same quarter of 2008. EBITDA increased 24% to US$22 million in the third quarter.

Net sales in the Rest of Europe region decreased 17% during the third quarter of 2009 to US$986 million, versus the comparable period in the previous year. EBITDA was US$157 million for the region in the third quarter of 2009, down 17% from the same period in the previous year.

CEMEX's operations in South/Central America and the Caribbean reported net sales of US$360 million during the third quarter of 2009, representing a decline of 29% over the same period of 2008. EBITDA decreased 19% for the quarter to US$131 million versus the same period in 2008.

Third-quarter net sales in Africa and the Middle East were US$256 million, down 13% from the same quarter of 2008. EBITDA was US$87 million for the third quarter, flat with the comparable period in 2008.

Operations in Asia and Australia reported a 15% decline in net sales, to US$479 million, versus the third quarter of 2008, and EBITDA was US$89 million, down 7% from the same period in the previous year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.